Exhibit 8.1

List of Subsidiaries

Company	Jurisdiction of Incorporation
Allot Communications Inc.	United States
Allot Communications Europe SARL	France
Allot Communications (Asia Pacific) Pte. Limited	Singapore
Allot Communications (UK) Limited (with branches in Spain, Italy and Germany)	United Kingdom
Allot Communications Japan K.K.	Japan
Allot Communications (New Zealand) Limited (with a branch in Australia)	New Zealand
Oversi Networks Ltd.	Israel
Allot Communications (Hong Kong) Ltd	Hong Kong
Allot Communications Africa (PTY) Ltd	South Africa
Allot Communications India Private Ltd	India
Allot Communications Spain, S.L. Sociedad Unipersonal	Spain
Allot Communications (Colombia) S.A.S	Colombia
Allot MexSub	Mexico
Netonomy Ltd.	Israel

*	Allot Communications Ltd. also holds a branch in Colombia.

**	Acquired by Allot in January 2018.